

Mail Stop 3561

October 10, 2017

Jeffrey Kersten
Chief Financial Officer
Tower International Inc.
17672 N. Laurel Park Drive, Suite 400E
Livonia, MI 48152

> **Re:** **Tower International, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K filed July 26, 2017**
> **File No. 001-34903**

Dear Mr. Kersten:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Item 7. Management's Di6scussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1. We note your reconciliation of adjusted EBITDA to net income attributable to the Company. Please revise to begin your reconciliation with GAAP results rather than non-GAAP results, in each place this reconciliation is disclosed in your filings. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (non-GAAP C&DIs).

Liquidity and Capital Resources, page 41

2. We note your non-GAAP disclosure of net debt. Please revise to provide a discussion of the reasons why management believes this provides useful information to investors and why it is used by management. Please refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Form 8-K filed July 26, 2017

Exhibit 99.1

3. We note that you present free cash flow in your highlights at the beginning of your earnings release without providing the most directly comparable GAAP measurement in this section. We note that in your presentation in the highlights appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with Question 102.10 of the non-GAAP C&DIs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at (202) 551-3777 or me at (202) 551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure